SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                               ______________

                               SCHEDULE 13D
                              (Rule 13d-101)

                  INFORMATION TO BE INCLUDED IN STATEMENTS
                     FILED PURSUANT TO RULE 13d-1(a) AND
                    AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                            (Amendment No. 21)(1)

                            Katy Industries, Inc.

                              (Name of Issuer)

                 Common Stock, One Dollar ($1.00) par value

                       (Title of Class of Securities)

                                  486026107

                               (CUSIP Number)

                             Jonathan P. Johnson
                                  President
                                  CRL, Inc.
                       6300 S. Syracuse Way, Suite 300
                            Englewood, CO  80111

                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              February 9, 2000

           (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following pages)

CUSIP No. 486026107                    13D                   Page 2 of 15 Pages

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Wallace E. Carroll, Jr.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)__
                                                                        (b) x

3     SEC USE ONLY


4     SOURCE OF FUNDS*
      Not Applicable

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                    __

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

  7   SOLE VOTING POWER                                     244,457
  8   SHARED VOTING POWER                                 2,860,343
  9   SOLE DISPOSITIVE POWER                                244,457
  10  SHARED DISPOSITIVE POWER                            2,860,343

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  3,104,800

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                  __

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            37.0%

14    TYPE OF REPORTING PERSON*                                     IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 486026107                    13D                   Page 3 of 15 Pages

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Amelia M. Carroll

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)__
                                                                        (b) x

3     SEC USE ONLY

4     SOURCE OF FUNDS*
      Not applicable

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   ___

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

   7   SOLE VOTING POWER                                      18,247
   8   SHARED VOTING POWER                                 2,859,579
   9   SOLE DISPOSITIVE POWER                                 18,247
   10  SHARED DISPOSITIVE POWER                            2,859,579

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,877,826

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                __

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            34.3%

14    TYPE OF REPORTING PERSON*                                     IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 48602107                     13D                   Page 4 of 15 Pages

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      The Wallace E. Carroll Trust U/A Dated 7/1/57
      F/B/O Wallace E. Carroll, Jr. and his descendants

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)__
                                                                        (b) x

3     SEC USE ONLY

4     SOURCE OF FUNDS*
      Not applicable

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   __

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Illinois

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

   7   SOLE VOTING POWER                                       2,151
   8   SHARED VOTING POWER                                 2,073,436
   9   SOLE DISPOSITIVE POWER                                  2,151
   10  SHARED DISPOSITIVE POWER                            2,073,436

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,075,587

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                ___

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            24.8%

14    TYPE OF REPORTING PERSON*                                     OO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 486026107                    13D                   Page 5 of 15 Pages

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      The Wallace E. and Lelia H. Carroll Trust U/A Dated 5/1/58
      F/B/O Wallace E. Carroll, Jr. and his descendants

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)___
                                                                       (b) x

3     SEC USE ONLY

4     SOURCE OF FUNDS*
      WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   ___

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Illinois

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

   7   SOLE VOTING POWER                                     553,000
   8   SHARED VOTING POWER                                 2,073,436
   9   SOLE DISPOSITIVE POWER                                553,000
   10  SHARED DISPOSITIVE POWER                            2,073,436

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,626,436

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            31.3%

14    TYPE OF REPORTING PERSON*                                     OO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 486026107                    13D                   Page 6 of 15 Pages

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      The Wallace E. Carroll Trust U/A Dated 1/20/61
      F/B/O Wallace E. Carroll, Jr. and his descendants

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)__
                                                                       (b) x

3     SEC USE ONLY

4     SOURCE OF FUNDS*
      Not applicable

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                     ___

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Illinois

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

   7   SOLE VOTING POWER                                      11,881
   8   SHARED VOTING POWER                                       -0-
   9   SOLE DISPOSITIVE POWER                                 11,881
  10  SHARED DISPOSITIVE POWER                                  -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   11,881

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Less than 1%

14    TYPE OF REPORTING PERSON*                                     OO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP No. 486026107                    13D                   Page 7 of 15 Pages

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      The Lelia H. Carroll Trust U/A Dated 7/12/62
      F/B/O Wallace E. Carroll, Jr. and his descendants

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)___
                                                                      (b) x

3     SEC USE ONLY

4     SOURCE OF FUNDS*
      Not applicable

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                     ___


6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Illinois

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

   7   SOLE VOTING POWER                                     180,661
   8   SHARED VOTING POWER                                       -0-
   9   SOLE DISPOSITIVE POWER                                180,661
  10  SHARED DISPOSITIVE POWER                                  -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   180,661

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                  ___

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              2.2%

14    TYPE OF REPORTING PERSON*                                       OO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 486026107                    13D                   Page 8 of 15 Pages


1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Subtrusts under The Wallace E. Carroll, Jr. Trust #2 U/A Dated 12/30/76

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)___
                                                                       (b) x

3     SEC USE ONLY

4     SOURCE OF FUNDS*
      Not applicable

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                     ___

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Illinois

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

   7   SOLE VOTING POWER                                         764
   8   SHARED VOTING POWER                                       -0-
   9   SOLE DISPOSITIVE POWER                                    764
   10  SHARED DISPOSITIVE POWER                                  -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   764

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                ___

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Less than 1%

14  TYPE OF REPORTING PERSON*                                     OO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 486026107                    13D                   Page 9 of 15 Pages

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      CRL, Inc.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)___
                                                                      (b) x

3     SEC USE ONLY

4     SOURCE OF FUNDS*
      Not applicable

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                  ___

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

   7   SOLE VOTING POWER                                   2,073,436
   8   SHARED VOTING POWER                                       -0-
   9   SOLE DISPOSITIVE POWER                              2,073,436
   10  SHARED DISPOSITIVE POWER                                  -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,073,436

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                ___

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             24.7%

14    TYPE OF REPORTING PERSON*                                      CO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 486026107                    13D                  Page 10 of 15 Pages

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      The Wallace Foundation

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)___
                                                                       (b) x
3     SEC USE ONLY

4     SOURCE OF FUNDS*
      Not applicable

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   ___

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Colorado

       NUMBER OF SHARES BEBEFICIALLY OWNED BY EACH REPORTING PERSON

   7   SOLE VOTING POWER                                      32,910
   8   SHARED VOTING POWER                                       -0-
   9   SOLE DISPOSITIVE POWER                                 32,910
   10  SHARED DISPOSITIVE POWER                                  -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   32,910

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                 ___

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Less than 1%

14    TYPE OF REPORTING PERSON*                                       OO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 486026107                    13D                  Page 11 of 15 Pages

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Subtrusts under The Wallace E. Carroll Trust U/A dated 12/20/79

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)___
                                                                       (b) x

3     SEC USE ONLY

4     SOURCE OF FUNDS*                                                OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                  ___

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Illinois

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

   7   SOLE VOTING POWER                                       5,540
   8   SHARED VOTING POWER                                       -0-
   9   SOLE DISPOSITIVE POWER                                  5,540
   10  SHARED DISPOSITIVE POWER                                  -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   5,540

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                  ___

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Less than 1%

14    TYPE OF REPORTING PERSON*                                       OO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              AMENDMENT NO. 21
                               TO SCHEDULE 13D

     This amended statement relates to the Common Stock, $1.00 par value per share (the "Shares"), of Katy Industries, Inc., a Delaware corporation. This amended statement is being filed in accordance with Rule 101(a)(2)(i) of Regulation S-T promulgated by the Securities and Exchange Commission in connection with the Commission's Electronic Data Gathering, Analysis and Retrieval System ("EDGAR").

     This amended statement on Schedule 13D is jointly filed by Wallace E. Carroll, Jr. ("WEC Jr."), Amelia M. Carroll ("AMC"), The Wallace E. Carroll Trust U/A Dated 7/1/57 F/B/O Wallace E. Carroll, Jr. and his descendants, The Wallace E. and Lelia H. Carroll Trust U/A Dated 5/1/58 F/B/O Wallace E. Warroll, Jr. and his descendants (the "WEC Jr. '58 Trust"), The Wallace E. Carroll Trust U/A Dated 1/20/61 F/B/O Wallace E. Carroll, Jr. and his descendants, The Lelia H. Carroll Trust U/A Dated 7/12/62 F/B/O Wallace E. Carroll, Jr. and his descendants, the Subtrusts under The Wallace E. Carroll, Jr. Trust Number 2 U/A Dated 12/30/76 (the "WEC Jr. '76 Subtrusts Number 2"), CRL, Inc., a Delaware corporation, and The Wallace Foundation pursuant to a Joint 13D Filing Agreement dated as of February 29,1996 and the Subtrusts under The Wallace E. Carroll Trust U/A dated 12/20/79 (the "79 Subtrusts") (collectively, the "Reporting Persons").

Item 2.     Identity and Background.

     Item 2 is hereby amended as follows:

     On February 9, 2000, the trustees of the Subtrusts under the Wallace E. and Lelia H. Carroll Trust U/A Dated 12/15/78 F/B/O the descendants of Wallace
E. Carroll, Jr. (the "WEC Jr. '78 Subtrusts") and the Subtrusts under the Wallace E. Carroll, Jr. Trust Number 1 U/A Dated 12/30/76 (the "WEC Jr. '76 Subtrusts Number 1" and, collectively with the WEC Jr. '78 Subtrusts, the "Trusts") determined to liquidate the Trusts (the "Liquidation") as follows:
(i) the '79 Subtrusts will purchase from the WEC Jr.'78 Subtrusts interests in life insurance policies on the life of Lelia H. Carroll owned by the WEC Jr. '78 Subtrusts (the "Insurance Purchase"), (ii) the WEC Jr. '78 Subtrusts will transfer approximately 5,540 Shares to the '79 Subtrusts as payment of the net account payable owed to the '79 Subtrusts by the WEC Jr. '78 Subtrusts after accounting for the amount to be received by the WEC Jr. '78 Subtrusts from the '79 Subtrusts pursuant to the Insurance Purchase, (iii) the WEC Jr. '76 Subtrusts Number 2 will transfer approximately 10 Shares to the WEC Jr. '76 Subtrusts Number 1 as payment of an account payable owed to the WEC Jr. '76 Subtrusts Number 1 by the WEC Jr. '76 Subtrusts Number 2, (iv) the remaining assets of the Trusts will be distributed to the respective beneficiaries thereof, and (v) the Trusts will be liquidated. As a result of the Liquidation, the Trusts, which were previously Reporting Persons under this statement, will cease to be Reporting Persons under this amended statement and the '79 Subtrusts will become a Reporting Person under this amended statement. The Liquidation is expected to be completed on or before March 31, 2000.

     With respect to the '79 Subtrusts under this Item:

     (a)  Subtrusts under The Wallace E. Carroll Trust U/A dated 12/20/79
     (b)  c/o CRL, Inc.
          6300 South Syracuse Way, Suite 300
          Englewood, Colorado  80111
     (c)  Not applicable
     (d)  Negative
     (e)  Negative
     (f)  Illinois

Item 3.     Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended as follows:

     The source of funds to be used by the '79 Subtrusts and the WEC Jr. '76 Subtrusts Number 1 to acquire the Shares as described in Item 2 of this amended statement will be the cancellation of accounts receivable.

     The source of funds to be used by the WEC Jr. '58 Trust to make the purchases described in Item 4 of this amended statement will be the WEC Jr. '58 Trust's working capital.

Item 4.     Purpose of Transaction.

     Item 4 is hereby amended as follows:

     The description of the Liquidation set forth in Item 2 above is
incorporated herein by reference in its entirety.   The cover pages to this
amended statement reflect the completion of the Liquidation. The Liquidation is being consummated because the expense of administering the Trusts outweighs the benefits of maintaining the Trusts. The '79 Subtrusts and the WEC Jr. '76 Subtrusts Number 1 will acquire the Shares as described in Item 2 of this amended statement as payment of accounts receivable. The Shares reported herein as beneficially owned by the '79 Subtrusts will be held as investment assets for the benefit of the descendants of WEC Jr. Except as described below, none of the Reporting Persons has any plan or proposal which relates to or would result in any of the matters described in (a) - (j) of this Item.

     The WEC Jr. '58 Trust intends to purchase up to 50,000 Shares from time to time over the next twelve (12) months in open market transactions or in privately negotiated transactions at prices acceptable to the WEC Jr. '58 Trust in its sole discretion. Any such Shares to be purchased by the WEC Jr. `58 Trust are not reflected as beneficially owned by the Reporting Persons on the cover pages to this amended statement.

     The Wallace Foundation intends to sell up to all of the Shares it directly beneficially owns from time to time over the next twelve (12) months in one or more open market transactions or in privately negotiated transactions at prices acceptable to The Wallace Foundation in its sole discretion. The disposition of any such Shares by The Wallace Foundation is not reflected on the cover pages to this amended statement.

Item 5.     Interest in Securities of the Issuer.

     Item 5 is hereby amended as follows:

     The amended information regarding sole and shared beneficial ownership of Shares of the Reporting Persons and the related percentage ownership for each of the Reporting Persons is incorporated herein by reference to the cover pages to this amended statement.

     As a result of the Liquidation, (i) the WEC Jr. '78 Subtrusts and the WEC Jr. '76 Subtrusts Number 1 will cease to be the direct beneficial owners of any Shares and will cease to be Reporting Persons under this amended statement, and
(ii) the '79 Subtrusts will become the direct beneficial owner of approximately 5,540 shares and will become a Reporting Person under this amended statement. The trustees of the '79 Subtrusts are WEC Jr., AMC, and Arthur R. Miller. Accordingly, such persons may be deemed to share beneficial ownership of Shares beneficially owned by the '79 Subtrusts.

     After giving effect to the Liquidation, the Reporting Persons under this amended statement collectively beneficially own 3,123,047 Shares representing 37.2% of the outstanding Shares (assuming the issuance of Shares underlying options to purchase 8,000 Shares and 10,000 Shares held by AMC and WEC Jr., respectively). Percentage beneficial ownership as reported in this amended statement is based upon 8,369,958 Shares outstanding as of November 12, 1999.

          [The Remainder of this Page is Intentionally Left Blank]

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Date: February 23, 2000



                                   /s/ Jonathan P. Johnson
                                   --------------------------------------------
                                   Jonathan P. Johnson, as attorney-in-fact for
                                   the Reporting Persons not signatory hereto.

                                   SUBTRUSTS UNDER THE WALLACE E. CARROLL TRUST
                                   U/A DATED 12/20/79


                                   /s/ Wallace E. Carroll, Jr.
                                   --------------------------------------------
                                   Wallace E. Carroll, Jr.
                                   Trustee